April 1, 2005


via facsimile and U.S. mail


Mr. F. John Norman
Chief Financial Officer
Pacific Rim Mining Corp.
Suite 410 - 625 Howe Street
Vancouver, BC
Canada	V6C 2T6


	Re:	Pacific Rim Mining Corp.
		Form 20-F, filed August 18, 2004
		File No. 001-13812


Dear Mr. Norman:

      We have reviewed the above filing and have the following accounting and engineering comments. Our review has been limited to your financial statements and the related disclosures in Operating and Financial Review and Prospects. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the fiscal year ended April 30, 2004

Accounting Comments

General

1. On page one of your 2004 Form 20-F, the commission file number on this filing refers to the Dayton Mining Corporation. Please correct the commission file number to reflect the present company.

Financial Statements, page 74

Report of Independent Registered Public Accounting Firm, page F-3

2. We note that your accountant`s report covers each of the two fiscal years ended April 30, 2004, and the four months ended April 30, 2002. As you know, you are required to file audited statements of income and cash flows for each of the three fiscal years
preceding
the date of the most recent audited balance sheet under Rule 3-
02(a)
of Regulation S-X. Although it appears you included statements of income and cash flows for the year ended December 31, 2001 in an effort to comply with this guidance, we are unable to locate the separate report of the other auditor in your filing. Since there is no disclosure or labeling to suggest the information related to
2001
is unaudited, it will be necessary to amend your filing to include the other auditor`s report, provided that auditor is willing to reissue the opinion, or to otherwise label such information as unaudited until you are able to make other arrangements.

Engineering Comments

Resources, Pages 22-24

3. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning, and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose measured and indicated resources separately from inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or silver. All metal equivalent calculations should be clearly documented and footnoted to insure all assumptions are apparent to the average investor. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

In future filings, before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In future filings, before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

4. With regard to the Andacollo Mine in Chile, operations were suspended September 30, 2000, due to low metal prices. Presently, 45 of the 118 full-time employees or 38% of the company`s full-time personnel are posted at this operation. Disclose in future filings the status of this mine, any resultant production, costs, and the impact closure would have on the company. Also clarify whether any reportable resources or reserves are located at this mine and, if so, document that conclusion.

5. Under CIM guidelines, "mineral resources" must have "reasonable prospects for economic extraction." This means that any reportable
"resource" estimates must have been delimited using an economically based "cutoff" grade to segregate "resources" from just "mineralization." In future filings, disclose the cutoff grades used to delimit the tonnage estimates. Also, disclose an analysis that substantiates that the cutoff grades used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.


6. As discussed in detail in another comment, Canadian incorporated companies may disclose mineral reserve and mineral resource estimates that are not consistent with those defined in Industry Guide 7; however, they still must disclose reserve estimates consistent with
Industry Guide 7 and reconcile the two reserve estimates. Additionally, Canadian and Industry Guide 7 definitions for mineral reserves are substantially different. It is the staff`s position that:

* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
* The historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Revise your definitions in future filings.

7. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "resources."
If
you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits U.S. mining companies, in their
filings
with the SEC, to disclose only those mineral deposits that a company
can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider
closely
the disclosure in our Form   , File No.      , which may be
secured
from us, or from the SEC`s website at
http://www.sec.gov/edgar.shtml.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald F. Delaney, staff accountant, at
(202)
824-5353 or, in his absence, Karl F. Hiller, (202) 942-1981, if you have questions regarding comments on the financial statements and related matters. Please contact George (Ken) Schuler, mining engineer, at (202) 824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Pacific Rim Mining Corp.
April 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE